Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act
of 1940, that Dreyfus Investment Funds (the "Trust"),
which is comprised of Dreyfus/Newton International
Equity Fund, Dreyfus/Standish Intermediate Tax Exempt
Bond Fund, Dreyfus/The Boston Company Emerging
Markets Core Equity Fund, Dreyfus/The Boston Company
International Core Equity Fund, Dreyfus/The Boston
Company Large Cap Core Fund, Dreyfus/The Boston Company
Small Cap Growth Fund, Dreyfus/The Boston Company
Small Cap Tax Sensitive Fund, Dreyfus/The Boston
Company Small Cap Value Fund, Dreyfus/The Boston
Company Small/Mid Cap Growth Fund (collectively
the "Funds") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of September
30, 2009.  Management is responsible for the
Funds' compliance with those requirements.
Our responsibility is to express an opinion on
management's assertion about the Funds' compliance
based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of September 30, 2009 and
with respect to agreement of security purchases and
sales, for the period from June 30, 2009 (the date of
our last examination), through September 30, 2009:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for
all securities held by sub-custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Funds' accounting
records and the Custodian's records as of September 30,
2009 and verified reconciling items;
5.       Confirmation of pending purchases for the Funds
as of September 30, 2009 with brokers, and where responses
were not received, inspection of documentation
corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the
Funds as of September 30, 2009 to documentation of
corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for
two purchases and two sales or maturities for the
period June 30, 2009 (the date of our last examination)
through September 30, 2009, to the books and records of
the Funds noting that they had been accurately recorded
and subsequently settled;
8.	We reviewed the BNY Mellon Global Asset Servicing
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the period
October 1, 2008 through September 30, 2009 and noted no relevant findings were reported in the areas of Asset
Custody and Control; and
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
December 30, 2009








December 30, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/Newton International Equity Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund,
Dreyfus/The Boston Company Emerging Markets Core Equity Fund, Dreyfus/The Boston Company International Core Equity Fund, Dreyfus/The Boston Company Large Cap Core Fund, Dreyfus/The
Boston Company Small Cap Growth Fund, Dreyfus/The Boston
Company Small Cap Tax Sensitive Fund, Dreyfus/The Boston
Company Small Cap Value Fund, and Dreyfus/The Boston Company
Small Mid Cap Growth Fund (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2009 and from June 30, 2009 through September 30, 2009. Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30,
2009 and from June 30, 2009 through September 30, 2009 with respect to securities reflected in the investment accounts of the Funds.


Dreyfus Investment Funds

Jim Windels
Treasurer